SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

GEMSTAR – TV GUIDE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

Lawrence A. Jacobs, Esq.

News Corporation

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS News Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fox Television Stations, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 14)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GEMSTAR—TV GUIDE INTERNATIONAL, INC.

Introductory Statement

This Amendment No. 14 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Gemstar—TV Guide International, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000 with the Securities and Exchange Commission (the “Commission”) by The News Corporation Limited (“TNCL”), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) (“SGH”), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by TNCL, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and News Publishing Australia Limited (“NPAL”), (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and NPAL (collectively, the “News Entities”), (v) Amendment No. 4 to the Statement filed on August 14, 2002 with the Commission by the News Entities, (vi) Amendment No. 5 to the Statement filed on October 10, 2002 with the Commission by the News Entities, (vii) Amendment No. 6 to the Statement filed on November 12, 2002 with the Commission by the News Entities, (viii) Amendment No. 7 to the Statement filed on April 21, 2003 with the Commission by the News Entities, (ix) Amendment No. 8 to the Statement filed on May 23, 2003 with the Commission by the News Entities, (x) Amendment No. 9 to the Statement filed on November 12, 2004 with the Commission by News Corporation, TVGH Holdco, Inc., LTVSG Holdco, Inc. (“LTVSG”), and LTVGIA Holdco, Inc. (“LTVGIA”), (xi) Amendment No. 10 to the Statement filed on April 18, 2007 with the Commission by News Corporation and TVGH, (xii) Amendment No. 11 to the Statement filed on June 29, 2007 with the Commission by News Corporation and Fox Television Stations, Inc. (“FTS”), (xiii) Amendment No.12 to the Statement filed on July 10, 2007 with the Commission by News Corporation and FTS, and (xiv) Amendment No. 13 to the Statement filed on December 10, 2007 with the Commission by News Corporation and FTS (collectively, the “Prior Filings” and collectively with this Amendment No. 14, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings.

This Statement is filed in connection with the closing of the transaction in which News Corporation disposed of its entire interest in the Issuer pursuant to the Agreement and Plan of Mergers, dated as of December 6, 2007, (the “Merger Agreement”) by and among the Issuer, Macrovision Corporation, a Delaware Corporation (“Macrovision”), Saturn Holdings Corp (“Holdings”), Galaxy Merger Sub, Inc. and Mars Merger Sub Inc. The purpose of this Amendment No. 14 is to amend the information contained in Items 4 and 5 of the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended to add to the end thereof the following:

“On May 2, 2008, the Issuer closed the previously announced transaction contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, News Corporation disposed of its entire interest in the Issuer’s Common Stock in exchange for a cash payment of approximately $637 million, which represents a market value of $6.35 per share for 100,239,620 shares of the Issuer’s Common Stock on the effective date of the merger and 19,031,484 shares of Macrovision Solutions Corporation (“Macrovision Solutions”) common stock, which represents a value of 0.2548 of a share of Macrovision Solutions common stock for 74,691,854 shares of the Issuer’s Common Stock, excluding fractional shares. The merger results in the divestiture of the Reporting Persons’ entire interest in the Issuer, and the Reporting Persons are no longer the beneficial owners of any shares of Common Stock of the Issuer.”

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated to read in its entirety as follows:

(a)	The information in Rows (11) through (13) of the cover pages of this Amendment is incorporated herein by reference. As of May 2, 2008, the Reporting Persons no longer beneficially owned any shares of Common Stock.

(b)	The information in (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof is incorporated herein by reference.

(c)	The information set forth in Item 4 of this Amendment is incorporated herein by reference.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on May 2, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2008
NEWS CORPORATION

	By:	/s/ Lawrence A. Jacobs
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President and Group General Counsel

Dated: May 6, 2008
FOX TELEVISION STATIONS, INC.

	By:	/s/ Lawrence A. Jacobs
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President

SCHEDULE I

Schedule I is hereby amended and restated to read in its entirety as follows:

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

NEWS CORPORATION

José María Aznar (1)

President, FAES – Foundation for Social Studies & Analysis

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Natalie Bancroft

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Barnes

Chairman, Ansell Limited

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Chernin

Director, President and Chief Operating Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Ken Cowley (2)

Chairman, RM Williams Holdings Limited

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

David F. DeVoe

Director, Sr. Exec. Vice President and Chief Financial Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Viet Dinh

Professor of Law, Georgetown University Law Center

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Sir Roderick Eddington(3)

Chairman for Australia and New Zealand, JPMorgan Chase Bank N.A.

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Mark Hurd

Chairman, Chief Executive Officer and President, Hewlett-Packard Company

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Andrew Knight(4) UK

Director, Rothschild Investment Trust Capital Partners plc

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

James Murdoch

Director, Chairman and Chief Executive, Europe and Asia, News Corporation

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Director, Chairman and Chief Executive Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lachlan Murdoch

Chief Executive, Illyria Pty Ltd

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Thomas J. Perkins

Partner, Kleiner Perkins Caufield & Byers

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Arthur M. Siskind

Director, Senior Advisor to the Chairman, News Corporation

1211 Avenue of the Americas

New York, NY 10036

John L. Thornton

Professor and Director of Global Leadership, Tsinghua University of Beijing

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Roger Ailes

Chairman and Chief Executive Officer of FOX News Channel and FOX Business Network, News Corporation

Chairman of Fox Television Stations and Twentieth Television, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Senior Executive Vice President and Group General Counsel, News Corporation

1211 Avenue of the Americas

New York, NY 10036

1	Citizen of Spain
2	Citizen of Australia
3	Citizen of Australia
4	Citizen of the United Kingdom

FOX TELEVISION STATIONS, INC.

Roger Ailes

Director and Chief Executive Officer and Chairman

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Director

1211 Avenue of the Americas

New York, NY 10036

David F. DeVoe

Director

1211 Avenue of the Americas

New York, NY 10036

Jack Abernathy

President

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Senior Executive Vice President and Secretary

1211 Avenue of the Americas

New York, NY 10036

Elisabeth Swanson

Chief Financial Officer and Executive Vice President

1211 Avenue of the Americas

New York, NY 10036

David E. Miller

Treasurer

1211 Avenue of the Americas

New York, NY 10036